January 26, 2026

Charles W. Scharf
Chief Executive Officer
Wells Fargo & Company
333 Market Street
San Francisco, CA 94105

       Re: Wells Fargo & Company
           Registration Statement on Form S-3
           Filed January 22, 2026
           File No. 333-292881
Dear Charles W. Scharf:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:    Dawn Holicky Pruitt